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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2003


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                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)


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             [Indicate by check mark whether the registrant files or
          will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
                                    ---            ---


  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.]

                                 Yes     No   X
                                     ---     ---

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2003

                                   MITSUBISHI TOKYO FINANCIAL GROUP, INC.



                                   By: /S/  Atsushi Inamura
                                      -------------------------------------
                                   Name: Atsushi Inamura
                                   Title: Chief Manager, General Affairs
                                          Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.



   Notice concerning reset of the conversion price of Class 2 Preferred Shares

 Tokyo, July 10, 2003---Mitsubishi Tokyo Financial Group, Inc. (MTFG; President:
 Shigemitsu Miki) announces that, pursuant to the terms and conditions of Class 2 Preferred Shares provided in the Articles of Incorporation, the conversion price of the Class 2 Preferred Shares will be reset as stated below.

 1. Reset of the conversion price

    Type of shares                           Class 2 Preferred Shares

    Conversion price after reset             Japanese Yen 696,898.5-

    Conversion price before reset            Japanese Yen 1,357,559.2-



 2. Effective Date

    On and after August 1, 2003

                                      * * *


 For further information, please contact:

 Kohei Tsushima, General Manager, Corporate Communications Office

 Tel: 81-3-3240-8149